                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the fiscal year ended December 31, 2002

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _______ to __________

                         Commission File Number 1-13626

                                   ----------

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           Horizon Health Corporation
                    Employees Savings and Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Horizon Health Corporation
                             1500 Waters Ridge Drive
                             Lewisville, Texas 75057

         HORIZON HEALTH CORPORATION
         EMPLOYEES SAVINGS AND PROFIT
         SHARING PLAN
         FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
         DECEMBER 31, 2002 AND 2001

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN
CONTENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

                                                                                     PAGE(S)
                                                                                     -------
FINANCIAL STATEMENTS

Report of Independent Auditors ............................................                1

Statements of Net Assets Available for Benefits at
December 31, 2002 and 2001 ................................................                2

Statement of Changes in Net Assets Available for
   Benefits for the Year Ended December 31, 2002 ..........................                3

Notes to Financial Statements .............................................              4-8


SUPPLEMENTAL SCHEDULES *

Schedule I - Schedule H, Line 4i - Schedule of Assets Held for Investment
   Purposes at End of Year ................................................                9

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                         REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the Horizon Health Corporation Employees Savings and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Horizon Health Corporation Employees Savings and Profit Sharing Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. This supplemental schedule have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
June 25, 2003

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                             2002                2001
                                         ------------        ------------
ASSETS
Cash                                     $      3,210        $         --
Investments, at fair value                 12,644,164          12,010,816
Participant loans                             162,775             216,967
                                         ------------        ------------
                                           12,810,149          12,227,783
                                         ------------        ------------
Receivables
    Employer's contributions                  584,701             567,884
    Employees' contributions                   79,350             152,123
    Accrued investment income                      --               2,151
                                         ------------        ------------
                                              664,051             722,158
                                         ------------        ------------
        Total assets                       13,474,200          12,949,941
                                         ------------        ------------
LIABILITIES
Excess contributions payable                   30,983                  --
Other liabilities                               3,232                  --
                                         ------------        ------------
        Total liabilities                      34,215                  --
                                         ------------        ------------
Net assets available for benefits        $ 13,439,985        $ 12,949,941
                                         ============        ============

   The accompanying notes are an integral part of these financial statements.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------

Additions to net assets attributed to:
    Contributions
      Employer's                                                   $    585,554
      Employees'                                                      3,263,232
                                                                   ------------
                                                                      3,848,786
    Dividends and interest income                                        42,984
                                                                   ------------
        Total additions                                               3,891,770
                                                                   ------------
Deductions from net assets attributed to
    Net depreciation in fair value of investments (see Note 3)        2,096,234
    Participant withdrawals                                           1,216,231
    Administrative expenses                                              89,261
                                                                   ------------
        Total deductions                                              3,401,726
                                                                   ------------
Net increase                                                            490,044
Net assets available for benefits
    Beginning of year                                                12,949,941
                                                                   ------------
    End of year                                                    $ 13,439,985
                                                                   ============

   The accompanying notes are an integral part of these financial statements.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.     DESCRIPTION OF THE PLAN

       The following description of the Horizon Health Corporation Employees Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

       GENERAL
       The Plan is a defined contribution plan covering all eligible employees of Horizon Health Corporation and its subsidiaries (the "Company"). The Plan is subject to the provisions of Employee Retirement Income Security Act ("ERISA").

       The Company is responsible for the general administration of the Plan and for carrying out its provisions. The trustee is responsible for managing the Plan's investment assets. Reliance Trust Company was the Plan Trustee until September 30, 2002. Wachovia Bank, N.A. is the current Plan trustee (the "Trustee").

       ELIGIBILITY AND CONTRIBUTIONS
       An employee who has completed three consecutive months of service, has worked 250 hours and has attained age 18 is eligible to participate as of the effective date of participation. The effective date of participation is defined as the first day of the month following the date eligibility requirements are met.

       An eligible employee may participate in the Plan by executing a salary reduction agreement. A participating employee may reduce eligible salary from 2% to 25% through payroll withholding. Participants may modify their reduction agreement elections four times per year (January 1, April 1, July 1, and October 1).

       The Company may contribute a discretionary matching contribution equal to a percentage of the salary reduction of the participants to the Plan; such percentage being determined each year by the Company. A participant must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in the matching contribution. Any matching contribution is allocated to the participant accounts among the available options in the same ratio as the participant's election. During 2002 and 2001, the Company matched 28% and 31%, respectively, of the employees' annual contributions to the Plan.

       Upon enrollment in the Plan, a participant may direct their contributions in 1 percent increments to various investment options. However, a participant may not elect to contribute more than 30% to the Company's common stock.

       For the year ended December 31, 2002, the Plan failed the discrimination test. In order to continue as a qualified plan, excess contributions in the amount of $30,983 were refunded to participants before April 15, 2003. These refunds are shown as "excess contributions payable" on the statement of net assets available for benefits.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

       VESTING
       Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company's matching contribution is based on years of continuous service and increases with the accumulation of years of service. For Plan purposes, a vested year of service is attained when the employee has worked at least 1,000 hours during the calendar year. After two years of service, the participant is 25% vested. With the completion of each additional year of service, an additional 25% vesting is added. After five years of service, the participant is 100% vested.

       FORFEITURES
       Forfeited nonvested accounts are redistributed at the discretion of the employer.

       PARTICIPANT NOTES
       Participants may borrow a minimum of $1,000 up to the lessor of half of their vested account balance or $50,000. The participant loan may not exceed an amount that would require the participant to use 25% of his or her net monthly pay to make the required repayments. Participants may only have one outstanding loan. All participant loans have a fixed repayment period of five years or less. However, when a loan is for the purpose of purchasing a primary residence, the loan can be repaid over a period of up to ten years. The loans are secured by the balance in the participant's account and bear interest at prime rate, plus one percentage point. Principal and interest are paid ratably through monthly payroll deductions. Interest rates on loans outstanding at December 31, 2002 range from 4.76% to 10.50%.

       PAYMENT OF BENEFITS
       Participants are entitled to receive their vested benefits under the Plan in the event of retirement, termination of employment, disability or death. At the time a participant is entitled to receive a distribution under the Plan, the Plan administrator will direct the recordkeeper to pay the benefits generally in one lump-sum cash payment. Generally, whenever a distribution is made to a participant on or before an anniversary date, it may be postponed by the Plan for a period of up to 180 days for administrative convenience. However, unless the employee elects to defer the receipt of benefits, distribution must occur no later than the 60th day after the close of the Plan year in which the latest of the following events occurs: (1) the date on which the participant reaches the age of 65, (2) the 10th anniversary of the year in which the employee became a participant in the Plan, or (3) the date the participant terminated employment.

       PLAN EXPENSES
       The Company absorbs certain professional fees and payroll costs associated with plan administration. Costs totaling $19,141 paid by the Company are not reflected in the financial statements of the Plan. All other third-party administrative expenses of the Plan were paid by the Plan and are reflected in the accompanying financial statements.

       TERMINATION PRIORITIES
       The Company expects to continue the Plan indefinitely, but reserves the right to, by action of the board, amend, suspend, or terminate the Plan. In the event that the Plan is terminated, the accounts of all participants will become fully vested.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

2.     SUMMARY OF ACCOUNTING POLICIES

       BASIS OF ACCOUNTING
       The financial statements of the Plan are presented on the accrual basis of accounting.

       INVESTMENT VALUATION AND INCOME RECOGNITION
       The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the plan at year-end. The Company stock is valued at its quoted market price at year-end. Participant notes receivable are valued at cost, which approximates fair value.

       Dividend income is accrued on the ex-dividend date. Interest income is accrued as earned.

       The Statement of Changes in Net Assets Available for Benefits presents the net depreciation in the fair value of investments which consists of realized gains and losses and unrealized appreciation/ (depreciation) of investments. Interest and dividend income of the underlying funds are included in realized and unrealized appreciation/(depreciation) of investments.

       USE OF ESTIMATES
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       PAYMENT OF BENEFITS
       Benefits are recorded when paid.

       RISK AND UNCERTAINTIES
       The Plan provides for various investment options in any combination, of specified registered investment companies and the Company's common stock. The underlying investments held by the registered investment companies may include stock, bonds, fixed income securities, registered investment companies and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

3.     INVESTMENTS

       The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                 2002              2001
                                              ----------        ----------
Stable PortGroup Trust of Wachovia             4,300,512                --
Van Kampen Growth & Income                     1,645,677                --
Federated Capital Appreciation Fund              784,053                --
Evergreen Select Strategic Growth Fund         1,451,973                --
Templeton Foreign Fund                           706,455                --
AIM Small Cap Growth                             802,162                --
TI Janus Twenty Fund                                  --         2,239,771
TI MFS Capital Opportunities Fund                     --         1,110,775
Transamerica Cash Management Fund                     --         3,332,642
Transamerica Value Fund                               --         1,851,761
Transamerica Small Company Fund                       --           765,118
TI Aim International Equity Fund                      --           639,259

       During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,096,234 as follows:

           Common Collective Trust Funds          $    (18,349)
           Registered investment companies           2,193,935
           Common stock                                (79,352)
                                                  ============
                                                  $  2,096,234
                                                  ============

4.     TAX STATUS

       Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code ("IRC") and, therefore, that the trust is exempt from taxation under section 501(a). The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable opinion letter from the IRS on August 30, 2001 which stated that the Plan and related trust are designated in accordance with applicable sections of the IRC. Although the Plan has been amended since August 30, 2001, the Company believes that the Plan and its underlying trust are designed and continue to be operated within the terms of the Prototype Standardized Profit Sharing Plan and the applicable requirements of the IRC, and that the Plan remains qualified under the applicable provisions of the IRC.

HORIZON HEALTH CORPORATION
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

5.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       In 2001, both the Form 5500 and the financial statements were prepared on the accrual basis. There were no reconciling items. In 2002, the Form 5500 is prepared on a cash basis. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                      2002
                                                                  ------------
Net assets available for benefits per the financial statements    $ 13,439,985

Less:
Employer Receivable                                                    584,701
Employee Receivable                                                     79,350
                                                                  ------------
                                                                    12,775,934
Plus:
Excess contributions payable                                            30,983
                                                                  ============
                                                                  $ 12,806,917
                                                                  ============

       The following is a reconciliation of contributions per the financial statements to the Form 5500:

                                                    YEAR ENDED
                                                   DECEMBER 31,
                                                       2002
                                                   ------------
Contributions                                      $  3,848,786
Less:
Employer Receivable                                     584,701
Employee Receivable                                      79,350
                                                   ------------
                                                      3,184,735
Plus:
Excess contributions payable                             30,983
                                                   ------------
                                                   $  3,215,718
                                                   ============

HORIZON HEALTH CORPORATION                                            SCHEDULE I
EMPLOYEES SAVINGS AND PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES AT END OF YEAR
PLAN 001, EIN 75-2293354
--------------------------------------------------------------------------------

                                                                                                  CURRENT
    IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY         DESCRIPTION OF INVESTMENT                VALUE
    ---------------------------------------------         -----------------------------        ------------
*   Stable Port Group Trust of Wachovia                   Common collective trust fund         $  4,300,512
    PIMCO Total Return Fund                               Registered investment company             467,753
    Fidelity Advisor Strategic Income Fund                Registered investment company             267,723
    Van Kampen Equity and Income Fund                     Registered investment company             413,621
    Van Kampen Growth and Income Fund                     Registered investment company           1,645,677
*   Enhanced Stock Market Fund of Wachovia                Common collective trust fund              373,223
    Federated Capital Appreciation Fund                   Registered investment company             784,053
    Evergreen Select Strategic Growth Fund                Registered investment company           1,451,973
    Dreyfus MidCap 400 Index                              Registered investment company              37,593
    Fidelity Advisor Mid Cap                              Registered investment company             351,846
    Templeton Foreign Fund                                Registered investment company             706,455
    Goldman Sachs Small Cap Value Fund                    Registered investment company              37,469
    AIM Small Cap Growth                                  Registered investment company             802,162
    Vanguard Health Care                                  Registered investment company              63,935
    INVESCO Technology Fund                               Registered investment company             365,075
*   Horizon Health Corporation Stock Fund                 Common stock                              575,094
    Participation Notes (with interest rates from
       (4.76% to 10.5%)                                                                             162,775
                                                                                               ------------
                                                                                               $ 12,806,939
                                                                                               ============

       * party in interest

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        HORIZON HEALTH CORPORATION EMPLOYEES
                                        SAVINGS AND PROFIT SHARING PLAN




                                       By: /s/ RONALD C. DRABIK
                                           -------------------------------------
                                           Ronald C. Drabik
                                           Chairman of Plan Committee and
                                           Senior Vice President - Finance and
                                           Administration and Chief Financial
                                           Officer of Horizon Health Corporation


Date: June 27, 2003

                               INDEX TO EXHIBITS

Exhibit
Number                       Description
-------            ------------------------------------
     23            Consent of Pricewaterhouse Coopers
     99            Certification Pursuant to 18 U.S.C.
                   Section 1350, as adopted pursuant to
                   Section 906 of the Sarbanes-Oxley
                   Act of 2002.